SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AIR LEASE CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

00912X302

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 00912X302

1.	Name of Reporting Person Steven F. Udvar-Házy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,880,821 shares of Class A Common Stock (1)

	6.	Shared Voting Power 103,700 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 5,880,821 shares of Class A Common Stock (1)

	8.	Shared Dispositive Power 103,700 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,984,521 shares of Class A Common Stock (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row 9 5.9% (3)

12.	Type of Reporting Person IN

(1)	Includes 1,165,566 options to purchase Class A Common Stock that are exercisable within 60 days of December 31, 2012.

(2)

Shares of Class A Common Stock held directly in the aggregate by Mr. Udvar-Házy’s wife and children. Mr. Udvar-Házy expressly disclaims beneficial ownership of these shares, and pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), the inclusion of these shares on this Schedule 13G shall not be construed as an admission that Mr. Udvar-Házy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares.

(3)

Based on a total of 99,417,998 shares of Class A Common Stock outstanding as of December 31, 2012. In computing the percentage of ownership for Mr. Udvar-Házy, the 1,165,566 options to purchase Class A Common Stock are deemed to be outstanding since they are exercisable within 60 days of December 31, 2012.

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Air Lease Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067

Item 2.
	(a)	Name of Person Filing: Steven F. Udvar-Házy
	(b)	Address of Principal Business Office or, if none, Residence: c/o Air Lease Corporation, 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: This statement on Schedule 13G (the “Schedule 13G”) relates to the Issuer’s Class A Common Stock, $0.01 par value per share (“Class A Common Stock”).
	(e)	CUSIP Number: 00912X302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Udvar-Házy may be deemed to beneficially own an aggregate of 5,984,521 shares of Class A Common Stock. Such aggregate share amount consists of (i) 504,549 shares of Class A Common Stock held directly by Mr. Udvar-Házy; (ii) 278,889 shares of Class A Common Stock held directly by Air Intercontinental, Inc.; (iii) 101,667 shares of Class A Common Stock held directly by Ocean Equities, Inc.; (iv) 35,925 shares of Class A Common Stock held directly by Emerald Financial LLC; (v) 2,700,000 shares of Class A Common Stock held directly by the Házy Family Community Trust 5/28/85, of which Mr. Udvar-Házy is the trustee; (vi) 1,044,225 shares of Class A Common Stock held directly by the Udvar-Házy Separate Property Trust, of which Mr. Udvar-Házy is the trustee; (vii) 50,000 shares of Class A Common Stock held directly by AL 1 Management, LLC; (viii) 103,700 shares of Class A Common Stock held directly in the aggregate by Mr. Udvar-Házy’s wife and children; and (ix) 1,165,566 options to purchase Class A Common Stock that are exercisable within 60 days of December 31, 2012. Mr. Udvar-Házy is the sole stockholder and one of three directors of Air Intercontinental, Inc. The remaining directors, his wife and one of his sons, disclaim beneficial ownership of the shares held by Air Intercontinental, Inc. A trust of which Mr. Udvar-Házy is the trustee is the sole stockholder of Ocean Equities, Inc., and Mr. Udvar-Házy is one of three directors of Ocean Equities, Inc. The remaining directors, his wife and one of his sons, disclaim beneficial ownership of the shares held by Ocean Equities, Inc. A trust of which Mr. Udvar-Házy is the trustee controls a majority of the membership interests in Emerald Financial LLC, and Mr. Udvar-Házy is one of three managers of Emerald Financial LLC. together with his wife and one of his daughters. His wife and his daughter each disclaim beneficial ownership of the shares held by Emerald Financial LLC. Mr. Udvar-Házy is the sole member and manager of AL 1 Management, LLC. Pursuant to Rule 13d-4 under the Act, this Schedule 13G shall not be construed as an admission that Mr. Udvar-Házy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the shares of Class A Common Stock held by his wife and children.

	(b)	Percent of class: See Item 11 of the Cover Page for Mr. Udvar-Házy.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page for Mr. Udvar-Házy.
		(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page for Mr. Udvar-Házy.
		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page for Mr. Udvar-Házy.
		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page for Mr. Udvar-Házy.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2013

/s/ Steven F. Udvar-Házy
Steven F. Udvar-Házy